ARCS
P.E. 12-31-02

CLOVER COMMUNITY BANKSHARES, INC.

ANNUAL REPORT, 2002

CLOVER COMMUNITY BANKSHARES, INC.

2002 ANNUAL REPORT

Contents

Financial Highlights	2
Report to Shareholders	3
Financial Summary	4
Market for Common Stock and Dividends	5
Management's Discussion and Analysis	5
Independent Auditor's Report	25
Consolidated Financial Statements	26
Board of Directors, Officers and Employees	46

About the Company

Clover Community Bankshares, Inc. (the "Company"), headquartered in Clover, South Carolina, is a bank holding company organized as a South Carolina corporation with one wholly-owned banking subsidiary. Through its subsidiary, Clover Community Bank (the "Bank"), the Company provides a wide range of lending and deposit services and telebanking. Substantially all lending and deposit acquisition activities occur within the Company's local market area in York County, South Carolina. The Company markets its products and services principally by offering attractive interest rates and fees along with a friendly, personal service approach which management believes can be best accomplished by a locally owned community bank. The Bank first commenced operations on October 1, 1987, and the Company was organized in 1998 to become the Bank's holding company under a plan approved by the Bank's shareholders. The Company opened its first branch banking office in the Lake Wylie area of York County during December, 2002.

Vision Statement

"Clover Community Bank is committed to making the communities we serve a better place to live and work."

Mission

"Clover Community Bank is committed to providing the community with financial services for client success by listening to client needs and responding with creative and flexible solutions."

Location

Clover Community Bankshares, Inc.
Clover Community Bank
124 North Main Street
Clover, South Carolina 29710
(803) 222-7660


Total Assets
(In Millions)
$75
$50
$25
$-
1998 1999 2000 2001 2002


Net Income
(In Thousands)
$1,200
$1,000
$800
$600
$400
$200
$0
1998 1999 2000 2001 2002

Financial Highlights

(Dollars in thousands, except per share)

	2002	2001	Percent Change
Balance Sheet			
Total assets	$ 60,784	$ 57,192	6.28 %
Net loans	34,701	31,537	10.03
Securities	16,534	16,924	(2.30)
Deposits	48,691	44,953	8.32
Shareholders' equity	7,890	7,836	0.69
For the Year			
Net interest income	$ 2,424	$ 2,364	2.54 %
Provision for loan losses	357	34	950.00
Noninterest income	1,053	543	93.92
Noninterest expense	1,917	1,743	9.98
Income tax expense	371	353	5.10
Net income	832	777	7.08
Per Share			
Net income	$ 0.82	$ 0.76	
Cash dividends paid	0.75	0.75	
Book value at year end	7.78	7.72	
Financial Performance Ratios			
Return on average assets	1.41 %	1.41 %	
Return on average equity	11.86	10.21	
Asset Quality Ratios			
Nonperforming loans to total loans	1.23 %	0.00 %	
Allowance for loan losses times nonperforming loans	0.83 x	NA x	
Net chargre-offs to average total loans	0.80 %	0.05 %	


Net Income Per Share
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
1998 1999 2000 2001 2002


Return On Average Assets
2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1998 1999 2000 2001 2002


Return On Average Equity
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
1998 1999 2000 2001 2002

Report to the Shareholders of Clover Community Bankshares, Inc.

March 28, 2003

Dear Shareholder:

First, I would like to take this opportunity to thank you for your continued support of Clover Community Bank and Clover Community Bankshares, Inc. 2002 was a challenging year for everyone. The weakening economy and the continuing efforts to recover from the turmoil of September 11, 2001, have taken their toll on many individuals and businesses.

Financially, 2002 was a good year for Clover Community Bankshares, Inc. Although the Federal Reserve continued its attempt to re-energize the economy by maintaining low interest rates, our growth and profitability remained healthy. Our emphasis on customer service and providing the necessary products and services to our customers was instrumental in our growth.

We spent the majority of 2002 getting ready for and building our first branch. Our Lake Wylie Branch opened on December 13, 2002, and has been an important part of our growth. With the hiring of Paige McCarter as our Banking Center Manager, we are exceeding our expectations for the branch.

With our new branch and the emphasis on customer service, net income for the year was $831,847, compared to $776,657 in 2001, an increase of 7.1%. Total assets on December 31, 2002 increased to $60.8 million, an increase of 6.28% over the previous year. Total deposits grew to a record of $48.7 million, an 8.3% increase over 2001. And finally, total loans grew to $35.1 million, a 10.2% increase over the previous year.

In February, 2003, the Board of Directors declared a $.50 per share cash dividend. The Board of Directors believes it is important that profits continue to be returned to the shareholders whenever the Board determines it is prudent and in the best interest of the company to do so.

As you will notice when you vote for the directors, Mr. David A. Cyphers' name is new to the list. Mr. Cyphers, Vice President of Sifford-Stine Insurance Agency, Inc., has been nominated by the Board of Directors to become a Board member. Also, you will notice that Mr. H. Marvin McCarter's name is not included. Mr. McCarter, who was an organizer and founding board member of the Bank, decided to retire during 2002. His dedication and desire to have a true community bank made him a valuable asset over the years and he will be missed.

The Bank was organized by members of the local community to supply the need for a hometown bank. I feel that we have the management and staff to grow your Bank in a sound and profitable manner while continuing to fulfill the original goal of the founding members.

Again, I want to personally thank you for the support I have received and continue to receive. The Board, Management, and Staff appreciate your continued support and look forward to serving you for many years to come.

Sincerely,

Gwen M. Thompson

Gwen M. Thompson
President & Chief Executive Officer

Financial Summary*

(Dollars in thousands, except per share data)	2002	2001	2000	1999	1998
	Years Ended December 31,				
Financial Condition					
Securities	$ 16,534	$ 16,924	$ 17,893	$ 17,554	$ 16,300
Allowance for loan losses	360	274	254	259	265
Loans, net	34,701	31,537	30,514	29,260	28,850
Premises, furniture and equipment, - net	2,282	1,445	811	874	716
Total assets	60,784	57,192	51,928	52,340	56,921
Noninterest bearing deposits	4,922	4,288	3,126	3,084	3,962
Interest bearing deposits	43,769	40,665	36,290	37,774	41,645
Total deposits	48,691	44,953	39,416	40,858	45,607
Long-term debt	4,000	4,000	4,000	4,000	4,000
Total liabilities	52,894	49,356	44,265	45,178	49,999
Total shareholders' equity	7,890	7,836	7,663	7,162	6,922
Results of Operations					
Interest income	$ 3,435	$ 3,927	$ 4,282	$ 4,226	$ 4,302
Interest expense	1,011	1,563	1,597	1,619	1,815
Net interest income	2,424	2,364	2,685	2,607	2,487
Provision for loan losses	357	34	47	-	-
Net interest income after provision for loan losses	2,067	2,330	2,638	2,607	2,487
Other income	1,053	543	493	476	411
Other expenses	1,917	1,743	1,696	1,571	1,508
Income before income taxes	1,203	1,130	1,435	1,512	1,390
Income tax expense	371	353	457	493	459
Net income	$ 832	$ 777	$ 978	$ 1,019	$ 931
Per Share Data					
Net income	$ .82	$ 0.76	$ 0.96	$ 1.00	$ 0.92
Cash dividends declared	.75	0.75	0.70	0.60	0.50
Period end book value	7.78	7.72	7.53	7.06	6.85

*Clover Community Bankshares, Inc. became the bank holding company of Clover Community Bank effective June 5, 1998 as part of a corporate reorganization which was accounted for as if it were a pooling-of-interests. The consolidated financial statements and related information for the year ended December 31, 1998 are presented as if the reorganization had occurred on January 1, 1998.

Market for Common Stock and Dividends

Although a limited number of shares of common stock of Clover Community Bankshares, Inc. (the "Company") are traded from time to time on an individual basis, no established trading market has developed and none is expected to develop in the near future. The common stock is not traded on the NASDAQ National Market System, nor are there any market makers known to management. During 2002, management was aware of a few transactions in which the Company's common stock traded at $25.00 per share. However, management has not ascertained that these transactions are the result of arm's length negotiations between the parties, and because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock.

Shareholders may purchase additional common shares in the Company by reinvesting their cash dividends under the Company's dividend reinvestment plan that was placed in operation in 1999. Under the plan, 3,455, 3,708, 6,118 and 4,778 newly issued shares were purchased by shareholders in 2002, 2001, 2000 and 1999 at prices of $30.86, $30.46, $28.32 and $27.56, respectively, in accordance with the plan's pricing formula. In 2002, 2001, 2000 and 1999, 4,332, 5,284, 3,180 and 1,702 shares, respectively, of the Company's common stock were repurchased, primarily from eleemosynary organizations, and retired. The average prices for such share repurchases and retirements in 2002, 2001, 2000 and 1999 were $25.00, $25.38, $27.09 and $30.25, respectively. These prices were set at the discretion of the Company's Board of Directors. Prices established for the issuance of shares under the dividend reinvestment plan and for repurchases may not be indicative of the market value of the common stock.

As of February 26, 2003, there were approximately 756 holders of record of the Company's common stock, excluding individual participants in security position listings.

The Company has paid an annual cash dividend since 1991. In both 2002 and 2001, the Company declared and paid cash dividends to shareholders of $.75 per share.

The Board of Directors considers such factors as adequacy of capital to support future growth, regulatory capital requirements, maximum legal lending limits based on capital levels and profitability in making its decisions regarding cash dividends. The Company's ability to declare and pay cash dividends is largely dependent upon the successful operation of the subsidiary Bank and its ability to pay cash dividends to the Company. South Carolina banking regulations restrict the amount of cash dividends that can be paid by the Bank to the Company. Any of the Bank's cash dividends to the Company in excess of the current year's earnings are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the Bank to the Company, or by the Company to its shareholders, would be prohibited if the effect thereof would cause the capital of the Bank or the Company to be reduced below minimum capital requirements.

Management's Discussion and Analysis

This discussion is intended to assist in understanding the consolidated financial condition and results of operations of Clover Community Bankshares, Inc. and its wholly-owned subsidiary, Clover Community Bank (the "Bank"), which are collectively referred to as the "Company". This information should be reviewed in conjunction with the consolidated financial statements and related notes contained elsewhere in this report.

Critical Accounting Policies

The Company has adopted various accounting policies, which govern the application of accounting principles generally accepted in the United States of America in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the notes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the section "Provision for Loan Losses" and "Allowance for Loan Losses" and Note A to the consolidated financial statements for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

Forward Looking Statements

Statements included in Management's Discussion and Analysis which are not historical in nature are intended to be, and are hereby identified as "forward looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Such forward-looking statements may be identified, without limitation, by the use of the words "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "projects," and similar expressions. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. The Company cautions readers that forward looking statements, including without limitation, those relating to future business prospects, revenues, working capital, liquidity, capital needs, interest costs, adequacy of the allowance for loan losses, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the Securities and Exchange Commission.

Earnings Performance

2002 Compared with 2001

The Company recorded net income of $832,000 for the year ended December 31, 2002, an increase of $55,000, or 7.1%, from net income of $777,000 for 2001. Net income per share for 2002 was $.82, compared with $.76 for 2001. Return on average assets and return on average equity were 1.41% and 11.86%, respectively, for 2002, and 1.41% and 10.21%, respectively, for 2001.

The increase in the Company's net income for 2002 resulted primarily from realized gains on sales of investment securities totaling $273,000 and from an increase of $250,000 in service charges on deposit accounts. However, these increases were offset by an increase in the provision for loan losses and other noninterest expense, which increased $324,000 and $174,000, respectively. The increase in service charges resulted primarily from the implementation of a new fee-based automatic overdraft privilege product in 2002. The provision for loan losses increased primarily as a result of a $257,000 increase in net charge-offs during 2002, the increase to $402,000 in nonaccrual loans at December 31, 2002 as compared to none a year earlier, increases in the volume of loans, and management's judgment with respect to current and projected economic conditions. Expenses related to the staffing and opening of the new Lake Wylie branch during December 2002 accounted for a significant portion of the increase in noninterest expense.

Net interest income was $2,424,000 for 2002 compared to $2,364,000 for 2001, an increase of $60,000, or 2.5%. This modest increase reflects the actions during 2002 of the Board of Governors of the Federal Reserve System as it continued to attempt to provide stimulus to the national economy through low, but stable, interest rates.

Comprehensive income for 2002, 2001 and 2000 was $816,000, $957,000, and $1,123,000, respectively. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Comprehensive income for the Company is correlated directly to the effects that changing market rates of interest have on the fair values of the Company's holdings of available-for-sale securities. The resulting changes in unrealized holding gains and losses on such securities are reported as a separate component of shareholders' equity. Such items, along with net income, comprise comprehensive income.

2001 Compared with 2000

The Company recorded net income of $777,000 for the year ended December 31, 2001, a decrease of $201,000, or 20.6%, from net income of $978,000 for 2000. Net income per share for 2001 was $.76, compared with $.96 for 2000. Return on average assets and return on average equity were 1.41% and 10.21%, respectively, for 2001, and 1.85% and 13.62%, respectively, for 2000.

Throughout 2001, the Board of Governors of the Federal Reserve System cut its discount and federal funds target rates significantly in an effort to stimulate economic activity. The frequency and amounts of such rate cuts accelerated following the terrorist attacks of September 11, 2001. Significant decreases in the yields on a bank's interest earning assets can result from such reductions in discount and federal funds rates, either directly or indirectly. Yields on variable rate loans, investment securities, and federal funds sold can be expected to decline rapidly. Older mortgage and other loans with higher fixed interest rates become subject to increased prepayment risk as borrowers can either refinance their loans or negotiate for lower interest rates. Higher yielding fixed rate investment securities are also more likely to be called for early redemption by issuers.

Fixed rate time deposits with higher interest rates generally can be repriced at lower rates in response to falling yields on interest earning assets only as contractual maturities are reached. Rates paid on savings and interest bearing transaction accounts are more indirectly affected by changes in market rates of interest, depending to a degree on an institution's funding requirements and competitive posture. Interest rates paid on variable rate or short-term borrowings, and variable rate time deposits can be adjusted more quickly in response to a falling interest rate environment. Rates paid on fixed rate long-term borrowings can be adjusted indirectly by prepayment or refinancing.

The decrease in the Company's net income for 2001 resulted primarily from lower net interest income. As market interest rates were falling in 2001, interest income on loans was significantly decreased due to the immediate reduction of yields associated with variable rate loans, which comprised approximately half of the loan portfolio. Prepayments and lower rates negotiated by borrowers on existing fixed rate loans decreased interest income from that source also. Early calls of investments in higher yielding taxable fixed rate securities resulted in substantially lower interest income as well. At the same time, the Bank's interest expense decreased only slightly. Decreased interest expense resulting from lower interest rates paid on variable rate long-term debt and interest bearing transaction and savings deposit accounts was substantially offset by increased interest expense on fixed-rate time deposits. During the last half of 2000 and continuing into the first quarter of 2001, management offered higher interest rates for longer maturity fixed rate time deposits in order to increase total deposits and liquidity. For example, approximately $3,000,000 of new 24-month maturity time deposits were acquired during that time paying the above market fixed rate of 7.00%. The Company had approximately $5,000,000 or 21% of total time deposits outstanding as of December 31, 2001 paying fixed rates substantially higher than current market rates being offered as of that date for time deposits with similar remaining maturities. The majority of these time deposits matured during the fourth quarter of 2002; therefore, these time deposits continued to have a negative effect on net interest income throughout 2002. See also the discussion under "Net Interest Income".

Other noninterest income increased in 2001 primarily because of higher service charges applied to deposit account activity. This increase more than offset the increase in noninterest operating expenses in 2001. Income taxes decreased by $104,000 because of the Company's reduced net income before taxes and higher amounts of non-taxable investment income.

Net Interest Income

Net interest income is the amount of interest earned on interest earning assets (loans, securities, interest bearing deposits in other banks and federal funds sold), less the interest expense incurred on interest bearing liabilities (primarily interest bearing deposits and long-term debt), and is the principal source of the Company's earnings. Net interest income is affected by the level of interest rates, the volume and mix of interest earning assets and interest bearing liabilities, and the relative funding of the assets.

For analysis purposes, interest income from tax-exempt investments is adjusted to an amount that would have to be earned on taxable investments to produce the same after-tax yields. This adjusted amount is referred to as fully taxable equivalent ("FTE") interest income.

FTE net interest income was $2,536,000, $2,474,000, and $2,784,000 for 2002, 2001, and 2000, respectively. During 2002, FTE interest income was $3,547,000, a decrease of $490,000 or 12.1% from the $4,037,000 reported for 2001. Interest expense was $1,011,000 in 2002 compared to $1,563,000 in 2001, a decrease of $552,000, or 35.3%. Interest rates were relatively stable in 2002 compared to the sharp decline in interest rates that occurred in 2001. The decreases in both interest income and interest expense experienced by the Company in 2002 were mainly attributable to the 2001 sharp decline in rates, the effects of which were not fully realized until 2002. The combined rate paid on total average interest bearing liabilities was down 148 basis points to 2.16%, while the overall FTE yield on average interest earning assets was down 135 basis points to 6.47%.

For 2002, the average interest rate spread increased 13 basis points to 4.31% and the net yield on average interest earning assets decreased by 16 basis points to 4.63%.

During 2001, FTE interest income was $4,037,000, a decrease of $344,000 or 7.9% from the $4,381,000 reported for 2000. Falling interest rates in 2001 were primarily responsible for this change. Interest expense was only $34,000 less in 2001 than in 2000 because reductions in interest expense associated with the Company's variable rate long-term debt and its interest bearing transaction and savings deposits were largely offset by increased interest expense on time deposits. The combined rate paid on total average interest bearing deposits was unchanged from 2000 to 2001 at 3.57%, while the overall FTE yield on average interest earning assets was down 95 basis points to 7.82%.

For 2001, the average interest rate spread dropped 73 basis points to 4.18% and the net yield on average interest earning assets decreased by 79 basis points to 4.79%.

The table, "Average Balances, Yields and Rates", provides a detailed analysis of the effective yields and rates on the categories of average interest earning assets and interest bearing liabilities for the years ended December 31, 2002, 2001 and 2000.

Average Balances, Yields and Rates

	2002			2001			2000		
(Dollars in thousands)	Average Balances[1]	Income/ Expense	Yields/ Rates	Average Balances[1]	Income/ Expense	Yields/ Rates	Average Balances[1]	Income/ Expense	Yields/ Rates
Assets:									
Interest-bearing deposits in other banks	$ 29	$ 1	3.45%	$ 46	$ 2	4.35%	$ 63	$ 3	4.76%
Securities,									
Taxable	12,161	585	4.81	12,318	713	5.79	13,597	917	6.74
Tax-exempt[2]	4,514	329	7.29	4,350	330	7.59	4,044	292	7.22
Total securities	16,675	914	5.48	16,668	1,043	6.26	17,641	1,209	6.85
Nonmarketable equity securities	250	13	5.20	250	16	6.40	250	19	7.60
Federal funds sold	4,187	66	1.58	3,676	124	3.37	2,384	152	6.38
Loans receivable[3]	33,677	2,553	7.58	30,997	2,852	9.20	29,590	2,998	10.13
Total interest earning assets	54,818	3,547	6.47	51,637	4,037	7.82	49,928	4,381	8.77
Cash and due from banks	1,913			1,960			1,842		
Allowance for loan losses	(307)			(270)			(253)		
Premises, furniture and equipment	1,615			837			856		
Other assets	817			881			430		
Total assets	$ 58,856			$ 55,045			$ 52,803		
Liabilities and shareholders' equity:									
Interest-bearing deposits									
Interest-bearing transaction accounts	$ 15,352	$ 81	0.53%	$ 13,359	$ 139	1.04%	$ 13,559	$ 193	1.42%
Savings	3,076	21	0.68	2,891	37	1.28	2,561	44	1.72
Time deposits $100M and over	6,313	203	3.22	5,161	250	4.84	4,102	192	4.68
Other time deposits	18,011	629	3.49	17,437	960	5.51	17,161	904	5.27
Total interest-bearing deposits	42,752	934	2.18	38,848	1,386	3.57	37,383	1,333	3.57
Federal funds purchased	5	0	0.00	84	5	5.95	22	1	4.55
Long-term debt	4,000	77	1.93	4,000	172	4.30	4,000	263	6.58
Total interest-bearing liabilities	46,757	1,011	2.16	42,932	1,563	3.64	41,405	1,597	3.86
Non-interest-bearing demand deposits	4,733			3,984			3,875		
Other liabilities	356			520			345		
Shareholders' equity	7,010			7,609			7,178		
Total liabilities and shareholders' equity	$ 58,856			$ 55,045			$ 52,803		
Interest rate spread[4]			4.31%			4.18%			4.91%
Net interest income and net yield on earning assets[5]		$ 2,536	4.63%		$ 2,474	4.79%		$ 2,784	5.58%
Interest free funds supporting earning assets[6]	$ 8,061			$ 8,705			$ 8,523		

----

(1) Average balances are computed on a daily basis.
(2) Computed on a fully taxable equivalent basis using a federal income tax rate of 34%.
(3) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis.
(4) Total interest earning assets yield less the total interest bearing liabilities rate.
(5) Net interest income divided by total interest earning assets.
(6) Total interest earning assets less total interest bearing liabilities.

The table, "Volume and Rate Variance Analysis", provides a summary of changes in net interest income resulting from changes in volumes of interest earning assets and interest bearing liabilities, and the rates earned and paid on such assets and liabilities.

Volume and Rate Variance Analysis

	2002 Compared with 2001			2001 Compared with 2000		
(Dollars in thousands)	Volume [1]	Rate [1]	Total	Volume [1]	Rate [1]	Total
Interest-bearing deposits in other banks	$ -	$ (1)	$ (1)	$ (1)	$ -	$ (1)
Taxable securities	(9)	(119)	(128)	(81)	(123)	(204)
Tax-exempt securities [2]	12	(13)	(1)	23	15	38
Nonmarketable equity securities	-	(3)	(3)	-	(3)	(3)
Federal funds sold	15	(73)	(58)	62	(90)	(28)
Loans	232	(531)	(299)	138	(284)	(146)
Total interest income	250	(740)	(490)	141	(485)	(344)
Interest-bearing deposits						
Interest-bearing transaction accounts	18	(76)	(58)	(3)	(51)	(54)
Savings	2	(18)	(16)	5	(12)	(7)
Time deposits $100M and over	48	(95)	(47)	51	7	58
Other time deposits	31	(362)	(331)	15	41	56
Federal funds purchased	-	(5)	(5)	4	-	4
Long-term debt	-	(95)	(95)	-	(91)	(91)
Total interest expense	99	(651)	(552)	72	(106)	(34)
Net interest income	$ 151	$ (89)	$ 62	$ 69	$ (379)	$(310)

(1) The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variance based on the percentage of rate or volume variance to the sum of the two absolute variances, except in categories having balances in only one period. In such cases, the entire variance is attributed to volume differences.

(2) Computed on a fully taxable equivalent basis using a federal income tax rate of 34%.

In an effort to improve asset/liability management and improve net interest income in future years, the Company has engaged an experienced consultant to advise management and the Board of Directors in this vital area. Throughout 2003, management intends to closely monitor the Company's interest sensitivity position and intends to take appropriate and timely actions to promote stable growth in net interest income.

Management currently expects that interest rates may move slightly higher, but within a narrow range in 2003. Management has not presently identified any factors that would cause interest rates to increase or decrease sharply in a short time period. However, dramatic changes in interest rates that can significantly affect the Company, either positively or negatively, are possible. Any significant changes in net interest income for 2003 are currently expected to be the result of changes in the volumes of interest earning assets and liabilities. Management expects to continue to use its marketing strategies to attempt to increase the Company's market share for both deposits and quality loans within its service areas. These strategies include the opening, during December 2002, of the new branch office in the Lake Wylie area of York County, offering competitive interest rates, and continuing the Company's commitment to providing outstanding customer service.

Interest Rate Sensitivity

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly monitors interest rate risk exposures and the expected interest rate environment so that timely adjustments in interest rate sensitivity can be made.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at the end of 2002 of $23,846,000, and a cumulative gap ratio of .40. When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon", a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 2002 with respect to the one-year time horizon. For a bank with a negative gap, falling interest rates ordinarily would be expected to have a positive effect on net interest income and rising rates ordinarily would be expected to have the opposite effect. However, in a rapidly falling interest rate environment, net interest income can decrease despite a negative interest sensitivity gap. This occurs because debtors can obtain lower interest rate financing by prepaying, refinancing or renegotiating their existing, higher fixed-rate mortgage and other loans. Similarly, issuers of federal and local government securities can exercise early call options to prepay or refinance their debt securities at lower rates.

A mismatch in the size of the interest rate changes that are possible for certain interest sensitive assets and liabilities can also have a negative effect on net interest margins in a rapidly falling interest rate environment. For example, the Company is relatively constrained in its ability to reprice interest bearing transaction accounts and savings accounts. Although these deposits are interest sensitive in the earliest period shown in the table, the rates paid cannot decrease below zero. Yields on interest earning assets, however, are generally established at interest rates in excess of the Company's cost to acquire funds, and may therefore decrease further before they are similarly constrained.

The table reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Interest bearing deposits in other banks and debt securities are reflected at the earlier of each instrument's ultimate maturity or contractual repricing date. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Company is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Variable rate time deposits, principally individual retirement accounts, are reflected at the earlier of their next repricing or maturity dates.

Interest Sensitivity Analysis
December 31, 2002

(Dollars in thousands)	Within Three Months	After Three Through Twelve Months	Greater Than One Less Than Five Years	Over Five Years	Total
Assets					
Earning Assets:					
Interest-bearing deposits with other banks	$ 25	$ -	$ -	$ -	$ 25
Federal funds sold	3,221	-	-	-	3,221
Securities available for sale	141	188	2,526	13,679	16,534
Nonmarketable equity securities	250	-	-	-	250
Loans receivable[(1)]	7,905	3,887	15,086	8,142	35,020
Total earning assets	11,542	4,075	17,612	21,821	55,050
Liabilities					
Interest-bearing liabilities:					
Interest-bearing transaction accounts	14,432	-	-	-	14,432
Savings deposits	3,079	-	-	-	3,079
Time deposits $100,000 & over	1,903	2,252	4,040	-	8,195
Other time deposits	5,239	8,558	4,266	-	18,063
Borrowings	4,000	-	-	-	4,000
Total interest bearing liabilities	28,653	10,810	8,306	-	47,769
Period gap	$ (17,111)	$ (6,735)	$ 9,306	$ 21,821	$ 7,281
Cumulative gap	$ (17,111)	$ (23,846)	$ (14,540)	$ 7,281	$ -
Gap ratio (assets/liabilities)	0.40	0.38	2.12	-	
Cumulative gap ratio	0.40	0.40	0.70	1.15	

(1) Loans are net of deferred loan fees of $41,000.

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. Management provided $357,000, $34,000 and $47,000 for loan losses in 2002, 2001, and 2000, respectively. The significant increase in the 2002 provision resulted primarily from net charge-offs of $271,000, an increase to $402,000 of loans in non-accrual status, an increase in past due loans, an increase in loan volume, and management's judgment with respect to current and projected economic conditions and their potential impact on the loan portfolio. If the sluggishness in the economy continues through 2003, management believes that further increases in the provision may be necessary.

Other Income

Noninterest income for 2002 was $1,053,000, an increase of $510,000 or 93.9% over the 2001 amount of $543,000. The increase in 2002 primarily was attributable to an increase of $250,000 in service charges on deposit accounts and realized gains on sales of investment securities totaling $273,000. The Company implemented a new fee-based automatic overdraft privilege product in 2002 which accounted for a significant portion of the increase in service charges. There were no realized securities gains or losses in the 2001 period.

Management will continue to review and adjust when necessary the current pricing of all fee based services. Opportunities to expand noninterest fee income on both new and existing services will also be explored.

Noninterest income for 2001 was $543,000, an increase of $50,000 or 10.1% over the 2000 amount of $493,000. The increase in 2001 primarily was attributable to increased amounts of service charges and other fee income derived from deposit accounts. Management revised its service charge pricing schedules in the first quarter of 2001 to more closely align those fees with the levels of service provided to the Company's customers.

Other Expenses

Noninterest expenses for 2002 increased by $174,000 or 10.0%, to $1,917,000. This increase is attributable to a number of factors. Salaries and employee benefits increased by $196,000 or 22.4%, to $1,070,000. Employee salaries increased $133,000 from the amount recorded in 2001. This increase is mostly attributable to the hiring of the staff for the Lake Wylie branch office during the latter half of 2002. This branch commenced operations during December 2002. In 2002, the Company also experienced a $29,000 increase in health insurance expenses for employees. Net occupancy and furniture and equipment expenses were $32,000 less in the 2002 period due primarily to expenses recognized in the 2001 period for refurbishing of the Company's main office, and a reduction of $20,000 in depreciation expenses resulting from expirations of depreciation periods of a significant number of assets, principally computer equipment, which subsequently was replaced at a substantially lower cost. Other expenses for 2002 were $83,000 higher than in 2001.

Noninterest overhead expenses for 2003 are expected to increase as compared with 2002. This is due in large part to the expenses relating to the new Lake Wylie branch, which opened in December 2002. In addition to the personnel expenses related to this branch, depreciation and maintenance expenses will increase on the new building, equipment, furniture and fixtures. Other categories of expense will also be expected to increase, including advertising and public relations, data processing, stationery, printing, postage, etc. In general, expenses associated with the start-up of the new branch can be expected to have an overall negative effect on net income in the near term.

Management believes that continued investment in technology is essential to allow for the expansion of products and services necessary to keep the Company competitive in its market. Accordingly, the Company continually upgrades its computer hardware and software systems so that a high degree of customer service and operational efficiency can be maintained.

Increases in noninterest expenses are closely monitored and cost control will continue to be emphasized by management where possible in order to achieve profitability objectives as well as attain the Company's goals of growth.

Noninterest expenses for 2001 totaled $1,743,000, an increase of $47,000 or 2.8% over the 2000 amount. Salaries and employee benefits decreased by $54,000 or 5.8% due mainly to the resignation of the Company's former president and chief executive officer during 2001. Net occupancy expense increased by $32,000 or 44.9% mainly because of a major maintenance and refurbishing of the interior of the Company's banking office facility. Other expenses for 2001 increased by $100,000 or 21.7%. Advertising expense was up $7,000 due to increased advertising efforts. Professional services increased $33,000, which included additional external auditing procedures. This increase also included engaging an outside consultant to assess the Bank's lending, deposit, and other policies and practices on a routine basis to advise management and the Board of Directors as to continuing compliance with various banking regulations. Other expense in 2001 also included a $40,000 payment to the Company's former president and chief executive officer pursuant to a settlement agreement associated with his resignation. Also, furniture and equipment expense for 2001 was lower by $30,000 because of a significant reduction in depreciation expense. A substantial portion of the Company's equipment became fully depreciated during 2001.

Income Taxes

For 2002, federal and state income tax expenses increased to $371,000 from $354,000 in 2001. The increase in income tax expense for 2002 is due to higher before tax income. For 2001, federal and state income tax expense decreased to $353,000 from $457,000 in 2000. The decrease in income tax expense for 2001 was due to lower before tax income and higher amounts of non-taxable municipal investment income. The effective income tax rate (income tax expense divided by income before income taxes) was 30.9% for 2002, compared with 31.2% and 31.8% for 2001 and 2000, respectively.

Securities

The following table summarizes the carrying value amounts of securities held by the Company at December 31, 2002, 2001 and 2000:

Securities Portfolio Composition

Securities available for sale	2002	2001	2000
(Dollars in thousands)			
U.S. Government agencies	$ 1,560	$ 3,187	$ 7,282
State, county, and municipal	4,469	4,356	4,238
Mortgage-backed securities	10,505	9,381	6,373
Total	$ 16,534	$ 16,924	$ 17,893

On an ongoing basis, management assigns securities upon purchase into one of the categories designated by Statement of Financial Accounting Standards No. 115 (trading, available-for-sale or held-to-maturity) based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Company has never held securities for trading purposes. During 2002, 2001 and 2000, there have been no transfers of available-for-sale or held-to-maturity securities to other categories.

At December 31, 2002, the Company had no concentrated amounts representing 10% or more of equity capital in the debt securities of any individual state, county or municipal issuer.

The following table presents maturities and weighted average yields of securities based on the carrying value at December 31, 2002.

Securities Portfolio Maturities and Yields

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
(Dollars in thousands)										
Available for sale securities										
U.S. Government agencies	$ -	-%	$ 515	8.20%	$ 1,045	6.39%	$ --	-%	$ 1,560	6.90%
State, county and municipal[(1)]	328	7.03	1,547	6.83	1,401	5.50	1,193	7.05	4,469	6.48
Mortgage-backed[(2)]	-	-	464	3.59	3,423	4.90	6,618	5.00	10,505	4.91
Total	$ 328	7.03%	$ 2,526	6.51%	$ 5,869	5.31%	$ 7,811	5.31%	$16,534	5.52%

(1) Computed on a fully taxable equivalent basis using a federal income tax rate of 34%.
(2) Maturity categories based upon final stated maturity dates. Average maturity is substantially shorter because of the monthly return of principal on certain securities.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans in any particular individuals or industry or group of related individuals or industries, and there are no foreign loans.

The amounts of loans outstanding at December 31, 2002, 2001 and 2000 are shown in the following table according to type of loan, and the percentage of each category to total loans:

Loan Portfolio Composition

	2002		2001		2000	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Real Estate - Construction	$ 2,169	6.2%	$ 2,576	8.1%	$ 2,287	7.4%%
Real Estate – Mortgage						
Farmland	1,820	5.2	1,682	5.3	1,170	3.8
1-4 family residential	12,178	34.7	11,259	35.4	9,374	30.5
Nonfarm, nonresidential	10,010	28.6	9,253	29.1	8,995	29.3
Commercial and Industrial	5,691	16.2	2,391	7.5	2,550	8.3
Consumer installment	3,193	9.1	4,652	14.6	6,392	20.7
Total Loans	$ 35,061	100.00%	$31,813	100.00%	$30,768	100.00%

A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Commercial and industrial loans primarily represent loans made to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, more in-depth initial and continuing financial analysis of a commercial borrower's cash flows and other financial information is generally required.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and some nonfarm, nonresidential real estate. Usually, loan-to-cost ratios are limited to 75% and permanent financing commitments are usually required prior to the advancement of loan proceeds. The volume of real estate construction loans can vary significantly in any given period depending on building activity in the local market.

Loans secured by real estate mortgages comprised approximately 69% of the Company's loan portfolio at December 31, 2002. Residential real estate loans consist mainly of first and second mortgages on single family homes. Loan-to-value ratios for these instruments are generally limited to 80%. Nonfarm, nonresidential loans are secured by business and commercial properties with loan-to-value ratios generally limited to 75%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment.

Maturity Distribution of Loans

The following table sets forth the maturity distribution of the Company's loans, by type, as of December 31, 2002, as well as the type of interest requirement on such loans.

(Dollars in thousands)	One Year or Less	One to Five Years	Over Five Years	Total
Real Estate – Construction	$ 1,366	$ 143	$ 660	$ 2,169
Real Estate – Mortgage	2,840	12,072	9,096	24,008
Commercial & Industrial	1,660	2,707	1,324	5,691
Consumer	1,238	1,924	31	3,193
	$ 7,104	$ 16,846	$ 11,111	$ 35,061
Predetermined rate, maturity greater than one year		$ 15,106	$ 8,147	$ 23,253
Variable rate or maturity within one year	$ 7,104	$ 1,740	$ 2,964	$ 11,808

Nonperforming Loans

When a loan is 90 days or more past due as to interest or principal or there is serious doubt as to ultimate collectibility, the accrual of interest income is generally discontinued. Previously accrued interest on loans placed in a nonaccrual status is reversed against current income, and subsequent interest income is recognized on a cash basis when received. When the collectibility of a significant amount of principal is in serious doubt, collections are credited first to the remaining principal balance on a cost recovery basis. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

At December 31, 2002, nonaccruing loans consisted of four loans totaling $402,000. Two of the loans totaling $335,000 were to one customer and are secured by real estate having an estimated market value of $491,000. Another one of the loans in the amount of $62,000 is also secured by real estate with an estimated market value of $68,000. Both of these borrowers are currently in bankruptcy; however, they are continuing to make their monthly principal and interest payments.

While the percentage of nonperforming loans to total loans outstanding at December 31, 2002 is greater than the allowance for loan losses percentage of 1.03% to total loans outstanding at December 31, 2002, management believes that in the event of foreclosure on the three loans discussed in the preceding paragraph the Bank will not incur a significant loss on those loans because of the estimated market value of the related collateral. However, there can be no assurance that in the case of liquidation the collateral can be sold for its estimated fair market value or even for an amount at least equal to or greater than the amount owed to the Bank.

Following is a summary of the Company's nonperforming loans at December 31, 2002, 2001 and 2000:

(Dollars in thousands)	2002	2001	2000
Nonaccrual loans	$ 402	-	$ -
Accruing loans 90 days or more past due	30	-	1
Total	$ 432	$ -	$ 1
Percent of total loans	1.23%	0.0%	0.0%

The effects of interest income accrued and collected on nonaccruing loans were immaterial to the consolidated financial statements for 2002, 2001 and 2000.

As of December 31, 2002, there were no commitments to lend additional funds to debtors owing amounts on impaired loans.

Potential Problem Loans

Management has identified and maintains a list of potential problem loans. These are loans that are not included in nonaccrual status, or loans that are past due 90 days or more and still accruing. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes doubts as to the ability of such borrowers to comply with the current loan repayment terms Management has determined that there are no potential problem loans at December 31, 2002.

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management has determined it is more likely than not that such loans have become uncollectible. Recoveries of previously charged off loans are credited to the allowance. The table, "Summary of Loan Loss Experience", summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

In reviewing the adequacy of the allowance for loan losses at each year end, management took into consideration the historical loan losses experienced by the Company, current economic conditions affecting the borrowers' ability to repay, the volume of loans, the trends in delinquent, nonaccruing, and potential problem loans, and the quality of collateral securing nonperforming and problem loans. After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2002.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio. Management believes the allowance for loan losses is adequate to cover inherent losses in the portfolio.

Summary of Loan Loss Experience

(Dollars in thousands)	2002	2001	2000	1999	1998
Total loans outstanding at end of period	$ 35,061	$ 31,811	$ 30,768	$ 29,519	$ 29,115
Average loans outstanding	$ 33,677	$ 30,997	$ 29,590	$ 29,159	$ 30,499
Balance of allowance for loan losses - beginning	$ 274	$ 254	$ 259	$ 265	$ 272
Loans charged off:					
Commercial and industrial	225	-	46	-	-
Consumer installment	48	15	7	9	9
Total charge offs	273	15	53	9	9
Recoveries of previous charge offs:					
Commercial and industrial	-	-	-	-	-
Consumer installment	2	1	1	3	2
Total recoveries	2	1	1	3	2
Net charge offs	271	14	52	6	7
Additions to allowance charged to expense	357	34	47	-	-
Balance of allowance for loan losses - ending	$ 360	$ 274	$ 254	$ 259	$ 265
Net charge-offs to average loans	0.80%	0.05%	0.18%	0.02%	0.02%
Net charge-offs to loans at end of period	0.77%	0.04%	0.17%	0.02%	0.02%
Allowance for loan losses to average loans	1.07%	0.88%	0.86%	0.89%	0.87%
Allowance for loan losses to loans at end of period	1.03%	0.86%	0.83%	0.88%	0.91%
Net charge-offs to allowance for loan losses	75.28%	5.11%	20.47%	2.32%	2.64%
Net charge-offs to provision for loan losses	75.91%	41.18%	110.64%	NA	NA

The following table presents the allocation of the allowance for loan losses at the end of each of the last three years, compared with the percent of loans in the applicable categories to total loans. The allowance is available to support losses in all categories.

Allocation of Allowance for Loan Losses

	2002		2001		2000	
	Amounts	Percent	Amounts	Percent	Amounts	Percent
(Dollars in thousands)						
Commercial and industrial	$ 51	16.2%	$ 9	7.5%	$ 19	8.3%
Real estate – construction	19	6.2	10	8.1	17	7.4
Real estate – mortgage	215	68.5	87	69.8	144	63.6
Consumer installment	29	9.1	18	14.6	47	20.7
Unallocated	46	0.0	150	0.0	27	0.0
Total	$ 360	100.0%	$ 274	100.0%	$ 254	100.0%

Deposits

The average amounts and percentage composition of deposits held by the Company for each of the past three years are summarized below:

Average Deposits

	Years Ended December 31					
	2002		2001		2000	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Noninterest bearing demand	$ 4,733	9.97%	$ 3,984	9.3%	$ 3,875	9.4%
Interest bearing transaction accounts	15,352	32.33	13,359	31.2	13,559	32.9
Savings accounts	3,076	6.48	2,891	6.8	2,561	6.2
Time deposits of $100,000 or over	6,313	13.29	5,161	12.0	4,102	9.9
Other time	18,011	37.93	17,437	40.7	17,161	41.6
Total deposits	$ 47,485	100.00%	$ 42,832	100.00%	$ 41,258	100.00%

As of December 31, 2002, there were $8,195,000 in time deposits of $100,000 or more with approximately $1,903,000 maturing within three months, $901,000 maturing over three through six months, $1,351,000 maturing over six through twelve months and $4,040,000 maturing after one year. Average time deposits $100,000 and over comprised approximately 13% of total average deposits during 2002 and approximately 12% and 10% of total average deposits during 2001 and 2000, respectively. The majority of time deposits $100,000 and over are acquired from customers within the Company's local market area. Such deposits generally are acquired in the normal course of business. The Company does not purchase brokered deposits. While most of the large time deposits are acquired from customers with standing banking relationships, it is a common industry practice not to consider these types of deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore such deposits have the characteristics of shorter-term purchased funds. Time deposits $100,000 and over involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources to achieve an appropriate level of liquidity.

Total deposits as of December 31, 2002 were approximately $3,738,000, or 8.3%, more than the level reported as of December 31, 2001. Management believes that the majority of the increase in deposits was attributable to its ability to compete successfully for deposits in the local service areas through its marketing efforts, offers of attractive interest rates for deposit accounts and its reputation for excellent customer service.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2002, 2001, and 2000.

	2002	2001	2000
Return on assets	1.41%	1.41%	1.85%
Return on equity	11.86%	10.21%	13.62%
Dividend payout ratio	91.47%	98.68%	72.92%
Equity to assets ratio	11.91%	13.82%	13.59%

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus of liquidity management being on the ability to obtain deposits within the Company's market area. Core deposits (total deposits, less time deposits of $100,000 and over) provide a relatively stable funding base, and the average of these deposits represented 70.0% of average total assets during 2002 compared with 68.4% during 2001, and 70.4% during 2000.

The banking subsidiary had available at the end of 2002 unused short-term lines of credit to purchase up to $2,300,000 of federal funds from unrelated correspondent institutions. In addition, the Bank has outstanding long-term debt of $4,000,000 from the Federal Home Loan Bank of Atlanta (the "FHLB") used to fund earning assets with longer maturities. In connection with this long-term debt, the Bank has a further undrawn long-term debt availability from the FHLB of approximately $3,104,000. The FHLB debt is secured by liens on all of the Bank's 1-4 family residential first lien mortgage loans.

Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold. Available-for-sale securities, particularly those maturing within one year, provide a secondary source of liquidity. In addition, funds from maturing loans are a source of liquidity

The Company's ability to meet its cash obligations or to pay any possible future cash dividends to shareholders is dependent primarily on the successful operation of the subsidiary bank and its ability to pay cash dividends to the parent company. Any of the banking subsidiary's cash dividends in an amount exceeding current year-to-date earnings are subject to the prior approval of the South Carolina Commissioner of Banking and are generally allowable only from its undivided profits. In addition, dividends paid by the Bank to the Company would be prohibited if such payment would cause the Bank's capital to be reduced below applicable minimum regulatory requirements At December 31, 2002, the banking subsidiary's available undivided profits totaled $3,715,000. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are also restricted.

Management believes that the overall liquidity sources of both the Company and its banking subsidiary are adequate to meet their operating needs in the ordinary course of business.

Off-Balance Sheet Risk

The Company's off-balance sheet arrangements presently include only contractual commitments of the Bank to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time as long as there is no violation of any condition in the contract. These commitments have elements of credit risk in excess of the amount recognized in the balance sheet. Generally, the same credit policies used for on-balance sheet arrangements, such as loans, are used in extending such commitments. At December 31, 2002, the Bank had issued commitments to extend credit of $5,739,000 through various types of lending. A significant portion of these commitments will expire within one year. Past experience indicates that many of these commitments to extend credit will expire unused; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. However, as described in "Liquidity," the Company believes that it has adequate sources of liquidity to fund commitments that are drawn upon by the borrower.

There were no standby letters of credit outstanding at December 31, 2002.

Neither the Company nor its subsidiary is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Capital Resources

Shareholders' equity increased by $53,000 and $173,000 during 2002 and 2001, respectively. During 2002, net income increased shareholders' equity by $832,000, cash dividends decreased shareholders' equity by $761,000 and unrealized losses on available-for-sale securities decreased shareholders' equity by $16,000.

The Company in 1999 established a dividend reinvestment program to provide shareholders with the opportunity to reinvest automatically all or a portion of their cash dividends into additional shares of the Company's common stock. Reinvestment of dividends in 2002 resulted in an increase of $107,000 in shareholders' equity. Also during 1999, the Company initiated a limited program to redeem shares of its stock held by not-for-profit organizations. During 2002, repurchases and retirements of common stock reduced shareholders' equity by $108,000.

During 2001, net income increased shareholders' equity by $777,000, cash dividends decreased shareholders' equity by $763,000 and unrealized gains on available-for-sale securities increased shareholders' equity by $180,000. Net sales and repurchases of the Company's common stock decreased shareholders' equity by $21,000. Reinvested dividends and repurchases and retirements of common stock during 2001 totaled $113,000 and $134,000, respectively.

The Company and its banking subsidiary are each subject to regulatory risk-based capital adequacy standards. Under these standards, bank holding companies and banks are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), federal bank regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank or bank holding company. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. Unrealized holding gains and losses on available-for-sale securities are generally excluded for purposes of calculating regulatory capital ratios. However, the extent of any unrealized appreciation or depreciation on securities will continue to be a factor that regulatory examiners consider in their overall assessment of capital adequacy.

Quantitative measures established by regulation to ensure capital adequacy require both the Company and Clover Community Bank to maintain minimum amounts and ratios set forth in the table below of Total and Tier 1 Capital, as defined in the regulation, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2002 and 2001, that the Company and Clover Community Bank exceeded all capital adequacy minimum requirements to which they were subject.

To be categorized as well capitalized, the Company and Clover Community Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. The federal regulators may also categorize the Company or Clover Community Bank as less than well capitalized based on subjective criteria. Management knows of no conditions or events that would cause the Company or Clover Community Bank to be categorized as less than well capitalized.

Risk-Based Capital Ratio

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2002						
The Company						
Total capital to risk-weighted assets	$ 8,055	19.7%	$ 3,265	8.0%	$ 4,082	10.0%
Tier 1 capital to risk-weighted assets	7,695	18.9	1,633	4.0	2,449	6.0
Tier 1 capital to average assets (leverage)	7,695	13.0	1,783	3.0	2,972	5.0
Clover Community Bank						
Total capital to risk-weighted assets	$ 7,409	18.1%	$ 3,268	8.0%	$ 4,086	10.0%
Tier 1 capital to risk-weighted assets	7,049	17.3	1,634	4.0	2,451	6.0
Tier 1 capital to average assets (leverage)	7,049	11.9	1,783	3.0	2,972	5.0
December 31, 2001						
The Company						
Total capital to risk-weighted assets	$ 7,901	21.0%	$ 3,008	8.0%	$ 3,760	10.0%
Tier 1 capital to risk-weighted assets	7,626	20.3	1,504	4.0	2,256	6.0
Tier 1 capital to average assets (leverage)	7,626	13.3	1,725	3.0	2,874	5.0
Clover Community Bank						
Total capital to risk-weighted assets	$ 7,234	19.2%	$ 3,008	8.0%	$ 3,760	10.0%
Tier 1 capital to risk-weighted assets	6,959	18.5	1,504	4.0	2,256	6.0
Tier 1 capital to average assets (leverage)	6,959	12.1	1,725	3.0	2,874	5.0

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same. While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Impact of Recent Accounting Changes

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* which supersedes prior pronouncements associated with impairment or disposal of long-lived assets. The statement establishes methodologies for assessing impairment of long-lived assets, including assets to be disposed of by sale or by other means. The adoption of this standard had no impact on the financial position of the Company.

In April 2002, the FASB issued SFAS No. 145, *"Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections."* This statement rescinds SFAS No. 4, *"Reporting Gains and Losses from Extinguishments of Debt"* and SFAS No. 64, *"Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements."* This statement also rescinds SFAS No. 44, *"Accounting for Intangible Assets of Motor Carriers"* and amends SFAS No. 13, *"Accounting for Leases."* This new statement requires gains and losses from extinguishment of debt to be classified as an extraordinary item only if they meet the criteria of APB Opinion No. 30, *"Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,"* which will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. The adoption of the provisions of SFAS No. 145 had no impact on the Company's financial position or results of operations.

In June 2002, FASB issued SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities,"* which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."* This Statement applies to costs associated with specific exit activities and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. A liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability is met. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The provisions of this statement were adopted by the Company on January 1, 2003 with no impact on financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, *"Acquisition of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9,"* which brings all business combinations involving financial institutions, except mutual financial institutions, into the scope of SFAS No. 141, *Business Combinations.* This statement requires that all acquisitions of financial institutions that meet the definition of a business, including acquisitions of a part of a financial institution that meets the definition of a business, must be account for in accordance with SFAS No. 141 and the related intangibles accounted for in accordance with SFAS No. 142. SFAS No. 147 removes such acquisitions from the scope of SFAS No. 72, *"Accounting for Certain Acquisitions of Banking or Thrift Institutions."* SFAS No. 147 also amends SFAS No. 144 to include in its scope long-term customer relationship intangibles of financial institutions. SFAS No. 147 was effective upon issuance and had no impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123."* This Statement amends FASB Statement No. 123, *"Accounting for Stock-Based Compensation,"* to provide alternative methods of transition for a voluntary change in the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of account for stock-based employee compensation and the effect of the method used on the reported results. The Company has no stock-based employee compensation and the adoption of this statement had no impact on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Change of Accountants

Legislation and Securities Exchange Commission rules adopted in 2002 have significantly increased, and will continue to increase, the regulatory burdens on audit firms that audit the financial statements of companies that are subject to the reporting requirements of the Securities Exchange Act of 1934. Consequently, many smaller audit firms are deciding to limit their audit practice to companies that are not subject to the 1934 Act. Donald G. Jones and Company, P.A., which served as the Company's principal independent accountant since 1995, is one such firm. Accordingly, effective November 19, 2002, Donald G. Jones and Company, P.A. resigned as the Company's principal independent public accountant. Elliott Davis, LLC was engaged by the Company on November 19, 2002 to audit the Company's financial statements for the year ended December 31, 2002, and has also been selected to audit the Company's financial statements for the year ending December 31, 2003.

Donald G. Jones and Company, P.A.'s reports on the Company's financial statements for the years ended December 31, 2001 and 2000 neither contained an adverse opinion or disclaimer of opinion, nor were modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Donald G. Jones and Company, P.A. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Donald G. Jones and Company, P.A.'s satisfaction, would have caused it to make reference to the subject matter of the disagreement in its reports.

Elliott Davis, LLC
Advisors-CPAs-Consultants

Elliott Davis

200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
Clover Community Bankshares, Inc.
Clover, South Carolina

We have audited the accompanying consolidated balance sheet of ***Clover Community Bankshares, Inc.*** as of December 31, 2002, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of ***Clover Community Bankshares, Inc.*** as of December 31, 2001 and for each of the years in the two years then ended, were audited by other auditors whose report dated January 24, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of ***Clover Community Bankshares, Inc.*** as of December 31, 2002 and the results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Greenville, South Carolina
February 7, 2003

Consolidated Balance Sheets
December 31, 2002 and 2001

	2002	2001
Assets:		
Cash and cash equivalents:		
Cash and due from banks (Note B)	$ 3,280,267	$ 1,458,095
Interest-bearing deposits in other banks	24,507	10,091
Federal funds sold	3,221,000	5,086,000
Total cash and cash equivalents	6,525,774	6,554,186
Investment securities:		
Securities available-for-sale (Note C)	16,533,582	16,924,339
Nonmarketable equity securities (Note D)	250,000	250,000
Total investment securities	16,783,582	17,174,339
Loans receivable	35,060,780	31,811,668
Less allowance for loan losses	(359,906)	(274,347)
Loans, net (Note E)	34,700,874	31,537,321
Premises, furniture and equipment, net (Note F)	2,281,538	1,444,970
Accrued interest receivable	272,060	264,873
Other assets	220,198	216,614
Total assets	$60,784,026	$ 57,192,303
Liabilities:		
Deposits: (Note G)		
Noninterest-bearing	$ 4,921,609	$ 4,287,824
Interest-bearing	43,769,189	40,665,302
Total deposits	48,690,798	44,953,126
Advances from Federal Home Loan Bank (Note H)	4,000,000	4,000,000
Accrued interest payable	203,098	376,087
Other liabilities	372	26,660
Total liabilities	52,894,268	49,355,873
Commitments and Contingencies (Note L)		
Shareholders' equity: (Note I)		
Common stock – par value $.01, 10,000,000 shares authorized; issued and outstanding – 1,014,581 shares for 2002 and 1,015,458 shares for 2001	10,146	10,154
Capital surplus	3,454,709	3,456,396
Retained earnings	4,230,403	4,159,474
Accumulated other comprehensive income	194,500	210,406
Total shareholders' equity	7,889,758	7,836,430
Total liabilities and shareholders' equity	$60,784,026	$ 57,192,303

The accompanying notes are an integral part of these consolidated financial statements.

CLOVER COMMUNITY BANKSHARES, INC.

Consolidated Statements of Income
for the years ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Interest income:			
Loans, including fees	$ 2,553,342	$ 2,851,774	$ 2,998,296
Interest-bearing deposits in other banks	457	2,209	3,477
Investment securities:			
Taxable	585,441	713,476	916,692
Tax-exempt	217,048	218,952	192,893
Nonmarketable equity securities	12,563	16,405	18,518
Federal funds sold	65,940	123,994	152,240
Total	3,434,791	3,926,810	4,282,116
Interest expense:			
Time deposits $100,000 and over	202,980	250,041	192,230
Other deposits	730,359	1,136,314	1,140,137
Federal funds purchased	117	4,885	1,156
Advances from Federal Home Loan Bank	77,164	171,572	263,366
Total	1,010,620	1,562,812	1,596,889
Net interest income	2,424,171	2,363,998	2,685,227
Provision for loan losses (Note E)	357,000	33,500	46,700
Net interest income after provision for loan losses	2,067,171	2,330,498	2,638,527
Other income:			
Service charges on deposit accounts	719,566	469,189	417,873
Credit life insurance commissions	1,496	12,581	16,650
Gain on sale of securities available-for-sale	273,376	-	-
Other	58,875	61,264	58,455
Total	1,053,313	543,034	492,978
Other expenses: (Note K)			
Salaries and employee benefits	1,070,399	874,794	929,218
Net occupancy	88,347	102,284	70,588
Furniture and equipment	187,095	204,999	235,450
Printing, postage and stationery	142,887	111,345	106,267
Professional services	88,884	111,379	78,248
Data processing	59,991	55,984	50,427
ATM/Debit card	50,300	53,653	47,481
Directors fees	38,000	45,600	38,800
Other operating	191,559	183,216	139,799
Total	1,917,462	1,743,254	1,696,278
Income before income taxes	1,203,022	1,130,278	1,435,227
Income tax expense (Note J)	371,175	353,621	456,972
Net income	$ 831,847	$ 776,657	$ 978,255
Earnings per share			
Weighted average shares outstanding	1,015,247	1,017,386	1,017,645
Basic earnings per share	$ .82	$ .76	$ .96

The accompanying notes are an integral part of these consolidated financial statements.

CLOVER COMMUNITY BANKSHARES, INC.

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income for the years ended December 31, 2002, 2001, and 2000

	Common Stock				Accumulated Other	
	Shares	Amount	Capital Surplus	Retained Earnings	Comprehensive Income (Loss)	Total
Balance, December 31, 1999	1,014,096	$ 10,141	$ 3,390,436	$ 3,877,203	$ (115,536)	$ 7,162,244
Net income				978,255		978,255
Other comprehensive income:						
Unrealized holding gains on securities available-for-sale, net of income taxes of $81,264					145,100	145,100
Comprehensive income						1,123,355
Cash dividends declared -$.70 per share				(709,867)		(709,867)
Sales of common stock under dividend reinvestment plan - (Note I)	6,118	61	173,181			173,242
Repurchase and retirement of common stock	(3,180)	(32)	(86,102)	-	-	(86,134)
Balance, December 31, 2000	1,017,034	10,170	3,477,515	4,145,591	29,564	7,662,840
Net income				776,657		776,657
Other comprehensive income:						
Unrealized holding gains on securities available-for-sale, net of income taxes of $101,284					180,842	180,842
Comprehensive income						957,499
Cash dividends declared -$.75 per share				(762,774)		(762,774)
Sales of common stock under dividend reinvestment plan - (Note I)	3,708	37	112,915			112,952
Repurchase and retirement of common stock	(5,284)	(53)	(134,034)			(134,087)
Balance, December 31, 2001	1,015,458	10,154	3,456,396	4,159,474	210,406	7,836,430
Net income				831,847		831,847
Other comprehensive income:						
Unrealized holding losses on securities available-for-sale, net of income taxes of $(8,908)					(15,906)	(15,906)
Comprehensive income						815,941
Cash dividends declared -$.75 per share				(760,918)		(760,918)
Sales of common stock under dividend reinvestment plan - (Note I)	3,455	35	106,625			106,660
Repurchase and retirement of common stock	(4,332)	(43)	(108,312)			(108,355)
Balance, December 31, 2002	1,014,581	$ 10,146	$ 3,454,709	$ 4,230,403	$ 194,500	$ 7,889,758

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
for the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 831,847	$ 776,657	$ 978,255
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	357, 000	33,500	46,700
Depreciation	74,633	94,613	134,115
Amortization of net loan fees and costs	9,357	(37,591)	(23,680)
Discount accretion and premium amortization	(17,982)	3,890	3,094
Deferred income tax benefit	(42,090)	(72,403)	(22,719)
Gain on sales of securities available-for-sale	(273,376)	-	-
Gain on disposal of premises and equipment	-	(6,844)	-
(Increase) decrease in accrued interest receivable	(7,187)	145,374	(48,784)
Increase (decrease) in accrued interest payable	(172,989)	(2,398)	59,036
(Increase) decrease in other assets	(3,584)	101,911	(33,091)
Increase in other liabilities	69, 978	9,854	189
Net cash provided by operating activities	825,607	1,046,563	1,093,115
Cash flows from investing activities:			
Purchases of securities available-for-sale	(10,305,314)	(4,347,611)	(1,526,980)
Maturities of securities available-for-sale	4,483,977	5,594,324	1,411,894
Proceeds from sales of securities available-for-sale	6,442,674	-	-
Net increase in loans made to customers	(3,543,212)	(1,014,653)	(1,294,441)
Purchase of premises, furniture and equipment	(911,203)	(774,552)	(71,228)
Proceeds from sale of equipment	-	53,305	-
Proceeds from sale of other assets	-	4,760	18,276
Net cash used by investing activities	(3,833,078)	(484,427)	(1,462,479)
Cash flows from financing activities:			
Net increase in demand deposits, interest-bearing transaction accounts and savings accounts	1,438,792	2,508,046	153,365
Net increase (decrease) in certificates of deposit and other time deposits	2,302,880	3,029,080	(1,594,889)
Advances from Federal Home Loan Bank	-	-	4,000,000
Repayment of advances from Federal Home Loan Bank	-	-	(4,000,000)
Cash dividends paid	(760,918)	(762,774)	(709,867)
Increase (decrease) in federal funds purchased	-	(470,000)	470,000
Sales of common stock under dividend reinvestment plan (Note I)	106,660	112,952	173,242
Repurchase and retirement of common stock	(108,355)	(134,087)	(86,134)
Net cash provided (used) by financing activities	2,979,059	4,283,217	(1,594,283)
Net increase (decrease) in cash and cash equivalents	(28,412)	4,845,353	(1,963,647)
Cash and cash equivalents, beginning of year	6,554,186	1,708,833	3,672,480
Cash and cash equivalents, end of year	$ 6,525,774	$ 6,554,186	$ 1,708,833

The accompanying notes are an integral part of these consolidated financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Clover Community Bankshares, Inc. (the "Company"), a bank holding company, and its wholly-owned subsidiary, Clover Community Bank (the "Bank"), are engaged in providing domestic commercial banking services from their headquarters office in Clover, South Carolina. The Company is a South Carolina corporation and its banking subsidiary is a state chartered commercial bank with its deposits insured by the Federal Deposit Insurance Corporation (the "FDIC"). Therefore, the Company and its bank subsidiary operate under the supervision, rules and regulations of the Federal Reserve Board, FDIC and South Carolina State Board of Financial Institutions. The holding company was incorporated on March 4, 1998 and Clover Community Bank was organized in 1986 and first commenced commercial operations on October 1, 1987.

The subsidiary, Clover Community Bank, is a community-oriented institution offering a full range of traditional banking services, with the exception of trust services. Substantially all of its loans are made to individuals and businesses within the Clover and Lake Wylie areas of York County, South Carolina. The Bank has a diversified loan portfolio and borrowers' abilities to repay are not dependent upon any specific economic factor. Also, substantially all of its deposits are acquired within its local market area and no brokered deposits are accepted.

Principles of Consolidation and Basis of Presentation – The consolidated financial statements include the accounts of the parent company and its banking subsidiary after elimination of all significant intercompany balances and transactions.

Accounting Estimates – In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management has identified specific loans as well as adopting a policy of providing amounts for loan valuation purposes which are not identified with any specific loans but are derived from actual loss experience ratios, loan types, loan volume, economic conditions and industry standards. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the banking subsidiary's allowance for loan losses. Such agencies may require the recognition of additions to the allowance based on their judgments about information available to them at the time of their examination.

Investment Securities – Equity securities that have readily determinable fair values and all debt securities are classified generally at the time of purchase into one of three categories: held-to-maturity, trading or available-for-sale. Debt securities which the Company has the positive intent and ability to hold to ultimate maturity are classified as held-to-maturity and accounted for at amortized cost. Debt and equity securities that are bought and held primarily for sale in the near term are classified as trading and are accounted for on an estimated fair value basis, with unrealized gains and losses included in other income. However, the Company has never held any securities for trading purposes. Securities not classified as either held-to-maturity or trading are classified as available-for-sale and are accounted for at estimated fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and recorded as other comprehensive income, net of applicable income tax effects. Dividend and interest income, including amortization of any premium or accretion of discount arising at acquisition, is included in earnings for all three categories of securities. Realized gains and losses on all categories of securities are included in other operating income, based on the amortized cost of the specific security on a trade date basis.

Nonmarketable Equity Securities – Nonmarketable equity securities consist of restricted securities, which are carried at cost. Management periodically evaluates these securities for impairment, with any appropriate downward valuation adjustments being made when necessary.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, *(continued)*

Loans Receivables and Interest Income – Loans are carried at principal amounts outstanding, increased or reduced by deferred net loan costs or fees. Interest income on loans is recognized using the interest method based upon the principal amounts outstanding. Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized as an adjustment of the related loan's yield. Generally, these amounts are amortized over the contractual life of the related loans or commitments. A loan is considered to be impaired when, in management's judgment based on current information and events, it is probable that the obligation's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans, when not material, are carried in the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying value of any material impaired loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan. Generally, the accrual of interest is discontinued on impaired loans and any previously accrued interest on such loans is reversed against current income. Any subsequent interest income is recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

Allowance for Loan Losses - An allowance for possible loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent risks in the loan portfolio. When management determines that a loan will not perform substantially as agreed, a review of the loan is initiated to ascertain whether it is more likely than not that a loss has occurred. If it is determined that a loss is likely, the estimated amount of the loss is charged off and deducted from the allowance. The provision for possible loan losses and recoveries on loans previously charged off are added to the allowance. Determining the amount and adequacy of the allowance for loan losses involves estimating uncertain future events and their effects based on judgment applied to currently known facts and circumstances. Changes in the estimated allowance for loan losses necessitated as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which the change occurs.

Management considers the Company's historical loan loss experience, current national and local economic conditions affecting the borrowers' ability to repay, the volume of loans, the trends in delinquent, impaired and potential problem loans, and the amount and quality of collateral securing such loans in reviewing the adequacy of the allowance for loan losses. In calculating its estimate, management applies a consistent methodology that is updated quarterly. The calculation involves applying various estimated percentage factors to the loan portfolio categorized by purpose and type of underlying collateral and utilizing assessed risk grades from the Company's ongoing system of detailed loan reviews. For some loans, particularly those identified as impaired or potential problem, specific allocations are made in the calculation.

Premises, Furniture and Equipment – Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed predominantly using the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: building - 31.5 years; furniture and equipment - 5 to 7 years. The cost of assets sold or otherwise disposed of, and the related allowance for depreciation is eliminated from the accounts and the resulting gains or losses are reflected in the consolidated income statement. Maintenance and repairs are charged to current expense as incurred and the costs of major renewals and improvements are capitalized.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, *(continued)*

Advertising – The Company expenses advertising and promotion costs as they are incurred.

Deferred Income Taxes – The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities as measured by the currently enacted tax rates which are assumed will be in effect when these differences reverse. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Deferred income tax expense or credit is the result of changes in deferred tax assets and liabilities.

Earnings Per Share – Earnings per share is calculated by dividing net income by the weighted average number of shares of the Company's common stock outstanding during the period. The Company has no potential dilutive common shares, stock options or warrants outstanding and therefore has not presented diluted earnings per share.

Comprehensive Income – Comprehensive income consists of net income for the current period and other comprehensive income, defined as income, expenses, gains and losses that bypass the consolidated statement of income and are reported directly in a separate component of shareholders' equity. The Company classifies and reports items of other comprehensive income or loss by their nature, reports total comprehensive income or loss in the consolidated statement of changes in shareholders' equity, and displays the accumulated balance of other comprehensive income or loss separately in the shareholders' equity section of the consolidated balance sheet. The components of other comprehensive income or loss and related tax effects are as follows:

	For the Years Ended December 31,		
	2002	2001	2000
Change in unrealized gains on securities available-for-sale	$ 248,562	$282,126	$226,364
Reclassification adjustment for gains realized in net income	(273,376)	-	-
Change in net unrealized gains (losses) on securities available-for-sale	(24,814)	282,126	226,364
Tax effect	(8,908)	101,284	81,264
Net-of-tax amount	$ (15,906)	$180,842	$145,100

Consolidated Statement of Cash Flows – The consolidated statement of cash flows reports net cash provided or used by operating, investing and financing activities and the net effect of those flows on cash and cash equivalents. Cash equivalents include amounts due from banks and federal funds sold.

The following summarizes supplemental cash flow information for the years ended December 31, 2002, 2001, and 2000:

	2002	2001	2000
Cash Paid for:			
Interest	$1,010,620	$1,565,210	$1,537,853
Income taxes	411,000	330,000	568,500
Supplemental noncash investing and financing activities:			
Real estate acquired in settlement of loans	-	-	9,149
Change in unrealized gain or loss on securities available-for-sale, net of tax	(15,906)	180,842	145,100

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fair Value Of Financial Instruments – Statement of Financial Accounting Standards (SFAS) No. 107, *"Disclosures about Fair Value of Financial Instruments"* requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations, which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

Estimates of the fair value of financial instruments are made at a specific point in time based on relevant market information about the instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no active trading market exists for a significant portion of the Company's financial instruments, fair value estimates are based on management's judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest-bearing deposits in other banks and federal funds sold.

Securities are valued using quoted fair market prices. Fair value for the Company's off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows.

Fair value for variable rate loans that reprice frequently, credit card receivables and lines of credit is based on the carrying value. Fair value for fixed rate mortgage loans, personal loans, and all other loans (primarily commercial) is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. The fair value of certificate of deposit accounts are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

Fair value for advances from the Federal Home Loan Bank is estimated at the carrying amount because rates approximate rates currently offered for similar borrowings of comparable terms and credit quality.

Reclassifications - Certain captions and amounts in the 2001 and 2000 financial statements were reclassified to conform with the 2002 presentation.

Recently Issued Accounting Standards - The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* which supersedes prior pronouncements associated with impairment or disposal of long-lived assets. The statement establishes methodologies for assessing impairment of long-lived assets, including assets to be disposed of by sale or by other means. The adoption of this standard had no impact on the financial position of the Company.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Recently Issued Accounting Standards – *(continued)*

In April 2002, the FASB issued SFAS No. 145, *"Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections."* This statement rescinds SFAS No. 4, *"Reporting Gains and Losses from Extinguishments of Debt"* and SFAS No. 64, *"Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements."* This statement also rescinds SFAS No. 44, *"Accounting for Intangible Assets of Motor Carriers"* and amends SFAS No. 13, *"Accounting for Leases."* This new statement requires gains and losses from extinguishment of debt to be classified as an extraordinary item only if they meet the criteria of APB Opinion No. 30, *"Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,"* which will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. The adoption of the provisions of SFAS No. 145 had no impact on the Company's financial position or results of operations.

In June 2002, FASB issued SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities,"* which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."* This Statement applies to costs associated with specific exit activities and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. A liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability is met. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The provisions of this statement were adopted by the Company on January 1, 2003 with no impact on financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, *Acquisitions for Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9,"* which brings all business combinations involving financial institutions, except mutual financial institutions, into the scope of SFAS No. 141, *Business Combinations.* This statement requires that all acquisitions of financial institutions that meet the definition of a business, including acquisitions of a part of a financial institution that meets the definition of a business, must be account for in accordance with SFAS No. 141 and the related intangibles accounted for in accordance with SFAS No. 142. SFAS No. 147 removes such acquisitions from the scope of SFAS No. 72, *"Accounting for Certain Acquisitions of Banking or Thrift Institutions."* SFAS No. 147 also amends SFAS No. 144 to include in its scope long-term customer relationship intangibles of financial institutions. SFAS No. 147 was effective upon issuance and had no impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123."* This Statement amends FASB Statement No. 123, *"Accounting for Stock-Based Compensation,"* to provide alternative methods of transition for a voluntary change in the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of account for stock-based employee compensation and the effect of the method used on the reported results. The Company has no stock-based employee compensation and the adoption of this statement had no impact on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statement upon adoption.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Risks and Uncertainties - In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

NOTE B - CASH AND DUE FROM BANKS

Banks are generally required by regulation to maintain an average cash reserve balance based on a percentage of deposits. The average amounts of the cash reserve balances at December 31, 2002 and 2001, were approximately $230,000 and $216,000, respectively.

NOTE C – SECURITIES AVAILABLE-FOR-SALE

The amortized cost and estimated fair values of securities available-for-sale at December 31, 2002 and 2001 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2002				
U.S. Government agencies	$ 1,519,771	$ 40,053	$ -	$ 1,559,824
State, county and municipal	4,331,977	156,073	19,478	4,468,572
Mortgage-backed securities	10,378,402	131,298	4,514	10,505,186
Total	$ 16,230,150	$ 327,424	$ 23,992	$16,533,582

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2001				
U.S. Government agencies	$ 3,122,733	$ 66,040	$ 1,119	$ 3,187,654
State, county and municipal	4,259,767	114,367	18,338	4,355,796
Mortgage-backed securities	9,213,592	195,931	28,634	9,380,889
Total	$ 16,596,092	$ 376,338	$ 48,091	$16,924,339

Proceeds from sales of securities available-for-sale during 2002 were $6,442,674 resulting in gross realized gains of $273,376. There were no sales of securities in 2001 or 2000.

NOTE C – SECURITIES AVAILABLE-FOR-SALE *(Continued)*

The following is a summary of maturities of securities available-for-sale as of December 31, 2002 and 2001. The amortized cost and estimated fair values are based on the contractual maturity dates. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	December 31,			
	2002		2001	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 325,125	$ 328,350	$ 280,000	$ 285,332
Due after one through five years	1,969,884	2,062,076	2,032,979	2,081,016
Due after five through ten years	2,409,027	2,445,561	3,202,404	3,310,828
Due after ten years	1,147,712	1,192,409	1,867,117	1,866,274
	5,851,748	6,028,396	7,382,500	7,543,450
Mortgage-backed securities	10,378,402	10,505,186	9,213,592	9,380,889
Total	$ 16,230,150	$16,533,582	$16,596,092	$16,924,339

At December 31, 2002 and 2001, securities with a carrying amount of $1,527,296 and $1,401,149, respectively, were pledged as collateral to secure public deposits.

NOTE D – NONMARKETABLE EQUITY SECURITIES

Nonmarketable equity securities consist of:

	December 31,	
	2002	2001
Federal Home Loan Bank stock	$ 200,000	$ 200,000
Bankers' Bank stock	50,000	50,000
Total	$ 250,000	$ 250,000

The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank. The stock is generally pledged against any borrowings from the Federal Home Loan Bank. (See Note H) No ready market exists for the stock and it has no quoted market value; however, redemption of this stock has historically been at par value.

NOTE E – LOANS RECEIVEABLE AND ALLOWANCE FOR LOAN LOSSES

Major classifications of loans receivable at December 31, 2002 and 2001 are summarized as follows:

	2002	2001
Commercial and industrial	$ 5,690,871	$ 2,391,435
Real estate – construction	2,169,447	2,575,577
Real estate – mortgage	24,007,689	22,192,260
Consumer and other	3,192,773	4,652,396
Total	35,060,780	31,811,668
Less, allowance for loan losses	(359,906)	(274,347)
Loans - net	$ 34,700,874	$ 31,537,321

Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. Nonperforming loans amounted to $431,757 and $0 at December 31, 2002 and 2001, respectively.

Transactions in the allowance for loan losses for the years ended December 31, 2002, 2001 and 2000 are summarized below:

	2002	2001	2000
Balance, beginning of year	$ 274,347	$ 253,967	$ 258,762
Provision charged to operations	357,000	33,500	46,700
Recoveries on loans previously charged-off	2,375	1,297	872
Loans charged-off	(273,816)	(14,417)	(52,367)
Balance, end of year	$ 359,906	$ 274,347	$ 253,967

Certain officers and directors of the Company and its subsidiary, their immediate families and business interests were loan customers of, and had other transactions with the banking subsidiary in the normal course of business. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $1,826,802 and $3,301,290 at December 31, 2002 and 2001, respectively. During 2002, new loans were $821,917, repayments totaled $1,233,093, and reclassifications from related party loans for retirements and resignations of directors totaled $1,063,312.

NOTE F – PREMISES, FURNITURE AND EQUIPMENT

Premises, furniture and equipment consisted of the following at December 31, 2002 and 2001:

	2002	2001
Land	$ 978,822	$ 978,822
Buildings and land improvements	620,399	600,041
Furniture and equipment	1,158,282	1,006,888
Construction in progress	739,451	-
Total	3,496,954	2,585,751
Less, accumulated depreciation	(1,215,416)	(1,140,781)
Premises, furniture and equipment, net	$ 2,281,538	$ 1,444,970

NOTE F – PREMISES, FURNITURE AND EQUIPMENT *(Continued)*

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $74,633, $94,613 and $134,115, respectively.

Construction in progress consists of all of the related costs of construction of the branch office in Lake Wylie, South Carolina, which was substantially completed at December 31, 2002.

NOTE G - DEPOSITS

A summary of deposits at December 31, 2002 and 2001 follows:

	2002	2001
Noninterest-bearing demand	$ 4,921,609	$ 4,287,824
Interest-bearing transaction accounts	14,432,234	13,893,808
Savings	3,078,637	2,812,056
Time deposits $100,000 and over	8,195,453	6,729,660
Other time deposits	18,062,865	17,229,778
Total deposits	$ 48,690,798	$44,953,126

At December 31, 2002, the scheduled maturities of time deposits were as follows:

Maturing In	Amount
2003	$ 17,950,444
2004	6,650,158
2005	1,231,284
2006	249,431
2007	177,001
Total	$ 26,258,318

NOTE H – ADVANCES FROM FEDERAL HOME LOAN BANK (FHLB)

Advances from FHLB at December 31, 2002 and 2001 consisted of a $4,000,000 note issued by the Bank to the Federal Home Loan Bank.

	2002	2001
	Amount	Amount
Floating rate notes issued to the FHLB		
Due November 28, 2003	$ 4,000,000	$ 4,000,000
Interest rate at period end	1.51%	2.02%

The note is secured by a lien on all of the Bank's 1-4 family residential first lien mortgage loans, which had a carrying value of approximately $9,476,159 as of December 31, 2002. The Bank has an additional borrowing availability of approximately $3,104,000 from the FHLB that had not been drawn at December 31, 2002.

NOTE I - SHAREHOLDERS' EQUITY

Restrictions on Subsidiary Dividends, Loans or Advances – South Carolina banking regulations restrict the amount of dividends that banks can pay to shareholders. Any of the Bank's dividends to the parent company in an amount exceeding the amount of the current year's earnings are subject to the prior approval of the South Carolina Commissioner of Banking and are generally allowable only from its undivided profits. In addition, dividends paid by the Bank to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. At December 31, 2002, the Bank's undivided profits totaled $3,714,753. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are also restricted.

Accumulated Other Comprehensive Income – As of December 31, 2002 and 2001, accumulated other comprehensive income included as an increase in shareholders' equity in the accompanying consolidated balance sheet consisted of the accumulated changes in the unrealized holding gains and losses on available-for-sale securities, net of income tax effects.

Dividend Reinvestment Plan – As of February 4, 1999, the Company registered and reserved 50,000 shares of its authorized but unissued common stock for sale through its Dividend Reinvestment Plan (the "Plan"). Under the Plan, which is open only to residents of South Carolina, shareholders may purchase additional shares by foregoing the payment in cash of cash dividends declared by the Company and instead accepting additional shares of common stock. Such shares of additional stock are issued at a price determined in accordance with the plan's pricing formula. There are no provisions for other periodic stock purchases under the Plan. Shares issued under the Plan are newly issued shares. As of December 31, 2002, a total of 18,059 shares had been issued, with 31,941 of the reserved shares available for future issuance.

Regulatory Capital – All bank holding companies and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, bank holding companies and banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios set forth in the table below of Total and Tier 1 Capital, as defined in the regulations, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 31 2002 and 2001, that the Company and its subsidiary bank exceeded all capital adequacy minimum requirements.

NOTE I - SHAREHOLDERS' EQUITY *(continued)*

Regulatory Capital, *(continued)*

As of December 31, 2002, the most recent notification from the FDIC categorized Clover Community Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and its banking subsidiary must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Clover Community Bank's category. The Company's and Clover Community Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2002						
The Company						
Total capital to risk-weighted assets	$ 8,055	19.7%	$ 3,265	8.0%	$ 4,082	10.0%
Tier 1 capital to risk-weighted assets	7,695	18.9	1,633	4.0	2,449	6.0
Tier 1 capital to average assets (leverage)	7,695	13.0	1,783	3.0	2,972	5.0
Clover Community Bank						
Total capital to risk-weighted assets	$ 7,409	18.1%	$ 3,268	8.0%	$ 4,086	10.0%
Tier 1 capital to risk-weighted assets	7,049	17.3	1,634	4.0	2,451	6.0
Tier 1 capital to average assets (leverage)	7,049	11.9	1,783	3.0	2,972	5.0
December 31, 2001						
The Company						
Total capital to risk-weighted assets	$ 7,901	21.0%	$ 3,008	8.0%	$ 3,760	10.0%
Tier 1 capital to risk-weighted assets	7,626	20.3	1,504	4.0	2,256	6.0
Tier 1 capital to average assets (leverage)	7,626	13.3	1,725	3.0	2,874	5.0
Clover Community Bank						
Total capital to risk-weighted assets	$ 7,234	19.2%	$ 3,008	8.0%	$ 3,760	10.0%
Tier 1 capital to risk-weighted assets	6,959	18.5	1,504	4.0	2,256	6.0
Tier 1 capital to average assets (leverage)	6,959	12.1	1,725	3.0	2,874	5.0

NOTE J - INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2002, 2001, and 2000 is summarized as follows:

	2002	2001	2000
Currently payable:			
Federal	$ 375,832	$ 385,279	$ 433,802
State	37,433	40,745	45,889
Total current	413,265	426,024	479,691
Change in deferred income taxes:			
Federal	(42,090)	(73,959)	(20,896)
State	-	1,556	(1,823)
Total deferred	(42,090)	(72,403)	(22,719)
Income tax expense	$ 371,175	$ 353,621	$ 456,972

The gross amounts of deferred tax assets (liabilities) as of December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 100,229	$ 66,795
Net deferred loan fees	7,512	10,385
Accrual to cash adjustment	59,304	34,012
Gross deferred tax assets	167,045	111,192
Deferred tax liabilities:		
Unrealized holding gains on securities available-for-sale	108,932	117,841
Depreciation	22,963	5,770
Other	-	3,430
Gross deferred tax liabilities	131,895	127,041
Net deferred tax asset (liability)	$ 35,150	$ (15,849)

The net deferred tax asset (liability) is included in other liabilities at December 31, 2002 and 2001. A portion of the change in net deferred taxes relates to the change in unrealized net gains and losses on securities available for-sale. The related 2002 deferred tax benefit of $8,909 and the 2001 deferred tax expense of $101,284 have been recorded directly to shareholders' equity. The balance of the change in net deferred taxes results from the current period deferred tax benefit.

Reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes for the years ended December 31, 2002, 2001, and 2000 follows:

	2002	2001	2000
Tax expense at statutory rate	$ 412,369	$ 384,294	$ 487,977
State income tax, net of federal income tax benefit	24,706	23,259	29,084
Tax-exempt interest income	(69,820)	(72,449)	(65,002)
Non-deductible interest expense	5,940	8,722	8,470
Other, net	(2,020)	9,795	(3,557)
Total	$ 371,175	$ 353,621	$ 456,972

NOTE K - RETIREMENT PLAN

In 1993, the Company established the Clover Community Bank Employees' Retirement Savings Plan (the "Plan") for the exclusive benefit of all eligible employees and their beneficiaries. Employees are eligible to participate in the Plan after attaining age 21 and completing twelve months of service, and are credited with at least 1000 hours of service during the eligibility computation period. Employees are allowed to defer their salary up to the maximum dollar amount determined by federal government laws and regulations each year. The Company matches $.50 for each dollar contributed by the employees up to 6% of their total pay. The Board of Directors can also elect to make discretionary contributions. Employees are fully vested in both the matching and any discretionary contributions after six years of service. The employer contributions to the plan for for the years ended December 31, 2002, 2001 and 2000 totaled $17,545, $17,104 and $18,552, respectively.

NOTE L - COMMITMENTS AND CONTINGENCIES

Commitments to Extend Credit – In the normal course of business, the banking subsidiary is party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and standby letters of credit, and have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. Generally, the same credit policies used for on-balance-sheet instruments, such as loans, are used in extending loan commitments and standby letters of credit.

Following are the off-balance-sheet financial instruments whose contract amounts represent credit risk at December 31, 2002 and 2001:

	2002	2001
Loan commitments	$5,738,998	$5,955,910
Commitment to purchase when-issued security	-	500,000
Standby letters of credit	-	-

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

Other Commitment – The Company entered into a contractual commitment to build a branch office. The construction was substantially completed at December 31, 2002 and at that date $739,451 of cost had been incurred.

Short-term Borrowing Availability – At December 31, 2002, the banking subsidiary had an unused short-term line of credit to purchase up to $2,300,000 in federal funds from a correspondent financial institution. This line expires October 1, 2003; however, the lender reserves the right to withdraw the accommodations at any time.

Litigation – The Company and its subsidiary were not involved as defendants in any litigation at December 31, 2002. Management is not aware of any pending or threatened litigation, or unasserted claims or assessments that are expected to result in losses, if any, that would be material to the consolidated financial statements.

NOTE M - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has used management's best estimate of fair value based on the above assumptions described in Note A. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Company's financial instruments as of December 31, 2002 and 2001 are as follows:

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 3,280,267	$ 3,280,267	$ 1,458,095	$ 1,458,095
Interest-bearing deposits in other banks	24,507	24,507	10,091	10,091
Federal funds sold	3,221,000	3,221,000	5,086,000	5,086,000
Securities available-for-sale	16,533,582	16,533,582	16,924,339	16,924,339
Nonmarketable equity securities	250,000	250,000	250,000	250,000
Loans, net	34,700,874	37,160,289	31,537,321	31,800,925
Accrued interest receivable	272,060	272,060	264,873	264,873
Financial Liabilities:				
Deposits	$ 48,690,798	$ 48,865,399	$ 44,953,126	$ 44,998,186
Advances from Federal Home Loan Bank	4,000,000	4,000,000	4,000,000	4,000,000
Accrued interest payable	203,098	203,098	376,087	376,087
Off-Balance Sheet Financial Instruments:				
Loan commitments	$ 5,738,998	$ 5,738,998	$ 5,955,910	$ 5,955,910
Commitment to purchase when-issued security	-	-	500,000	500,000
Letters of credit	-	-	-	-

NOTE N – CLOVER COMMUNITY BANKSHARES, INC. (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for Clover Community Bankshares, Inc. (Parent Company Only).

Condensed Balance Sheets
December 31, 2002 and 2001

	2002	2001
Assets		
Cash	$ 636,709	$ 662,095
Investment in banking subsidiary	7,243,224	7,169,129
Other assets	9,825	5,206
Total assets	$ 7,889,758	$ 7,836,430
Liabilities and shareholders' equity		
Shareholders' equity	$ 7,889,758	$ 7,836,430
Total liabilities and shareholders' equity	$ 7,889,758	$ 7,836,430

Condensed Statements of Income
for the years ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Income			
Dividends received from banking subsidiary	$ 760,918	$ 862,775	$ 709,867
Interest income	7,186	7,740	6,483
Total income	768,104	870,515	716,350
Expenses	36,082	23,052	20,554
Income before income taxes and equity in undistributed earnings of banking subsidiary	732,022	847,463	695,796
Income tax benefit	(9,825)	(5,206)	(4,784)
Equity (deficit) in undistributed earnings of banking subsidiary	90,000	(76,012)	277,675
Net income	$ 831,847	$ 776,657	$ 978,255

NOTE N – CLOVER COMMUNITY BANKSHARES, INC. (PARENT COMPANY ONLY) *(continued)*

Condensed Statements of Cash Flows
for the years ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Cash flows from operating activities			
Net income	$ 831,847	$ 776,657	$ 978,255
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of banking subsidiary	(90,000)	76,012	(277,675)
Decrease (increase) in other assets	(4,620)	2,884	(4,783)
Net cash provided by operating activities	737,227	855,553	695,797
Cash flows from investing activities			
Proceeds from transfer of land to banking subsidiary	-	-	221,020
Cash flows from financing activities			
Sales of common stock under dividend reinvestment plan	106,660	112,952	173,242
Repurchase and retirement of common stock	(108,355)	(134,087)	(86,134)
Cash dividend paid	(760,918)	(762,774)	(709,867)
Net cash used by financing activities	(762,613)	(783,909)	(622,759)
Increase (decrease) in cash and cash equivalents	(25,386)	71,644	294,058
Cash and cash equivalents, beginning of year	662,095	590,451	296,393
Cash and cash equivalents, end of year	$ 636,709	$ 662,095	$ 590,451

Board of Directors, Clover Community Bankshares, Inc.
and Clover Community Bank

Charles R. Burrell .... Retired Vice President and General Manager,
Boyd Tire and Appliance, Inc.

Nancy C. Daves .... Vice President, Daves' Land Development Corporation

Herbert Kirsh .... Member, S.C. State House of Representatives

James H. Owen, Jr. .... Attorney, Haselden, Owen and Boloyan

Gwen M. Thompson .... President and Chief Executive Officer,
Clover Community Bankshares, Inc. and
Clover Community Bank

William C. Turner .... Co-Owner, Clover Builders Supply, Inc.

James C. Young .... Director of Operations, Maiden, N.C. and Clover, S.C.
Manufacturing Plants of North Safety Products, Inc.

Officers, Clover Community Bankshares, Inc.

Gwen M. Thompson .... President and Chief Executive Officer

Gerald L. Bolin .... Executive Vice President and Chief Operating Officer,
Cashier, Assistant Corporate Secretary

Nancy C. Daves .... Corporate Secretary

Officers and Employees, Clover Community Bank

Gwen M. Thompson	President and Chief Executive Officer
Gerald L. Bolin	Executive Vice President and Chief Operating Officer
Paige B. McCarter	Senior Vice President and Lake Wylie Banking Center Manager
Earnest A. Robertson	Senior Vice President and Chief Credit Officer
Frank McC. Gadsden	Vice President and Data Processing and Operations Manager
Elizabeth T. Lechner	Assistant Vice President, Compliance and Loan Administration
Donna M. McSwain	Assistant Vice President, Consumer Lending
Jeannie D. Reiss	Assistant Vice President, Mortgage Lending
Sheila M. Goss	Banking Officer, Customer Service Representative, Lake Wylie
Elizabeth B. Jackson	Banking Officer, Finance Manager
Judy M. Lark	Banking Officer, Executive Secretary and CSR
Misty D. Adams	Telephone and Deposit Operations
Beverly W. Alsobrooks	Teller Operations
Mary Locke Bigger	Teller Operations
Amy G. Bradley	Customer Service Representative
Lori S. Falls	Deposit Operations
Dawn R. Giles	Teller Operations, Lake Wylie
Sue S. Gregory	Teller Operations
Amy E. Harris	Deposit Operations
Mia D. Howell	Teller Operations
Brenda C. Jackson	Loan Administration
Sarah B. Jackson	Loan Administration
Kim A. Killian	Deposit Operations
Gina M. Lane	Teller Operations
Mary D. Mitchell	Teller Supervisor
Latonya M. Sanders	Deposit Operations
Tara N. Thompson	Teller Operations
Sandy B. Tomlinson	Teller Supervisor, Lake Wylie
Brandy N. West	Teller Operations, Lake Wylie

Stock Transfer Agent

Clover Community Bank
Attn: Judy M. Lark, Banking Officer
124 North Main Street
Clover, South Carolina 29710
(803) 222-7660

This Annual Report serves as the ANNUAL FINANCIAL DISCLOSURE STATEMENT furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation's Rules and Regulations. THIS STATEMENT HAS NOT BEEN REVIEWED, OR CONFIRMED FOR ACCURACY OR RELEVANCE, BY THE FEDERAL DEPOSIT INSURANCE CORPORATION. Clover Community Bankshares, Inc. will furnish free of charge a copy of the Annual Report on Form 10-KSB filed with the Securities and Exchange Commission upon written request to Gerald L. Bolin, Executive Vice President and Chief Operating Officer, Clover Community Bankshares, Inc., Post Office Box 69, Clover, South Carolina 29710.

CLOVER COMMUNITY BANKSHARES, INC.
124 NORTH MAIN STREET
CLOVER, SOUTH CAROLINA 29710